

May 16, 2007

By facsimile to (212) 909-6836 and U.S. Mail

Kevin J. Groman, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, AZ 85254

Re: RSC Holdings Inc.
     Pre-effective Amendment 5 to Registration Statement on Form S-1
     Filed May 11, 2007
     File No. 333-140644

Dear Mr. Groman:

    We reviewed the filing and have the comments below.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

1.   Please note that the pro forma adjustments to your 2007 interim statement of income
      should assume the transactions occurred as of January 1, 2006 rather than January 1,
      2007. Please revise your filing elsewhere as appropriate. Please refer to paragraph b(6)
      of Rule 11-02.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 39

2.   Please remove the pro forma balance sheet as of December 31, 2006. Presentation of a
      December 31, 2006 pro forma balance sheet is not appropriate when a pro forma balance
      sheet is presented for March 31, 2007. Please also remove pro forma balance sheet
      information as of December 31, 2006 presented elsewhere in your filing. Please refer to
      paragraph b(6) of Rule 11-02.

Monitoring, Transaction and Indemnification Agreements, page 103

3.   Added disclosure indicates that RSC intends to enter in a cost reimbursement agreement with Ripplewood Holdings and Oak Hill Capital Management. Disclose the amount of expenses for which RSC will reimburse Ripplewood and Oak Hill under the agreement. Advise what consideration RSC has given to filing the agreement as an exhibit to the registration statement.

Report of Independent Registered Public Accounting Firm, page F-14

4.   Please obtain a revised report that is signed by your independent accountant and includes the date of your independent accountant's report with respect to note 14. Please also remove the legend at the top of page F-14.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, RSC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RSC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RSC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If RSC requests acceleration of the registration statement's effectiveness, RSC should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RSC from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- RSC may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that RSC provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

Kevin J. Groman, Esq.
May 16, 2007
Page 4

cc: Matthew E. Kaplan, Esq.
        Jeffrey J. Rosen, Esq.
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, NY 10022

        William B. Gannett, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005